

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 22, 2007

By Facsimile and U.S. Mail

Mr. Francis A. Contino
Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Circle, P. O. Box 6000
Sparks, MD 21152-6000

> **Re:** **McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2006**
> **Filed January 29, 2007**
> **File No. 001-14920**

Dear Mr. Contino:

  We have reviewed your Form 10-K for the fiscal year ended November 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended November 30, 2006

Management's Discussion and Analysis, page 18

1.   Please expand upon the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and general expenses line item. Please tell us whether you include, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and general expenses.

Note 15. Business Segments and Geographic Areas, page 55

2.   Please revise the notes to your financial statements to report sales of groups of similar products. For example, we note that you sell spices, herbs, sauces, marinades, wet flavors, coating systems, and compound flavors. Refer to paragraph 37 of SFAS 131.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief